Exhibit 99.1

ACN 009 237 889

NOTICE OF 2016

ANNUAL GENERAL MEETING

Including Explanatory Notes and Proxy Form

To be held on:

25 November 2016

11.00 am (AEDT) (registration commencing at 10.45pm)

At:

K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Prima BioMed Ltd

ACN 009 237 889

NOTICE OF 2016 ANNUAL GENERAL MEETING

Notice is hereby given that the 2016 Annual General Meeting of Prima BioMed Ltd ACN 009 237 889 (Company) will be held at K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia on 25 November 2016 at 11am (AEDT), for the purposes of transacting the following business.

The Explanatory Notes and Proxy Form accompanying this Notice of 2016 Annual General Meeting are incorporated in and comprise part of this Notice of 2016 Annual General Meeting.

BUSINESS

2016 Annual Financial Report

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2016, comprising the Financial Report, the Directors’ Report and the Audit Report.

NON-BINDING RESOLUTION

To consider, and if thought fit, to pass, with or without amendment, the following non-binding resolution:

Resolution 1: Non-binding resolution to adopt Remuneration Report

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) (Corporations Act) and for all other purposes, the 2016 Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2016 be adopted.”

Further Information

Further details in respect of Resolution 1 are set out in the Explanatory Notes accompanying this Notice of 2016 Annual General Meeting.

Voting Exclusion Statement

As required by the Corporations Act, the Company will disregard any votes cast on Resolution 1 by or on behalf of:

(a)	a member of the key management personnel named in the Remuneration Report (KMP); or

(b)	a closely related party of a member of any KMP,

unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the Proxy Form or by the Chairman pursuant to an express authorisation to exercise the proxy.

ORDINARY RESOLUTIONS

To consider, and if thought fit, to pass, with or without amendment, the following ordinary resolutions:

Resolution 2: Re-election of Director – Dr Russell Howard

“That, Dr Russell Howard, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

Further Information

Further details in respect of Resolution 2 are set out in the Explanatory Notes accompanying this Notice of 2016 Annual General Meeting.

Resolution 3: Grant of Director Performance Rights to Mr Pete Meyers

“That, for the purposes of Listing Rule 10.11 and Part 2E of the Corporations Act and for all other purposes, the Company approves and authorises the issue of 10,023,350 Performance Rights to subscribe for 10,230,350 fully paid ordinary shares in the Company to Mr Pete Meyers and/or his nominee within 1 month after the date of the Annual General Meeting, on the terms and conditions set out in the Explanatory Notes accompanying this notice. The Director Performance Rights are proposed to be issued to Mr Pete Meyers as remuneration for his services as director of the Company in lieu of cash remuneration for Director’s fees.”

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 by:

a)	Mr Peter Meyers; and

b)	any of his associates.

However, the Company need not disregard a vote cast on Resolution 3 if it is cast by:

a)	a person as proxy for a person who is entitled to vote, if the vote is case in accordance with the directions on the proxy form; or

b)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides.

SPECIAL RESOLUTION

To consider, and if thought fit, to pass, with or without amendment, the following special resolution:

Resolution 4: Approval of additional capacity to issue shares under ASX Listing Rule 7.1A

“That, for the purpose of ASX Listing Rule 7.1A and for all other purposes, the issue of Equity Securities totaling up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Notes accompanying this Notice be approved.”

Further Information

Further detail in respect of Resolution 4 is set out in the Explanatory Notes accompanying this Notice of 2016 Annual General Meeting.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 4 by:

(a)	a person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares; and

(b)	an associate of any of those persons.

However, the Company need not disregard any votes on Resolution 4 if is cast by:

(a)	a person as proxy for a person who is entitled to vote, if the vote is cast in accordance with the directions on the Proxy Form; or

(b)	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

PROXIES

Appointing a proxy

Members are entitled to appoint up to two proxies to act generally at the 2016 Annual General Meeting on their behalf, and to vote in accordance with their directions on the Proxy Form. A proxy need not be a member. A personalised Proxy Form is attached to this Notice of 2016 Annual General Meeting.

Where two proxies are appointed, each proxy can be appointed to represent a specified proportion or number of the votes of the member. If no number or proportion of votes is specified, each proxy may exercise half of the member’s votes. Neither proxy is entitled to vote on a show of hands if more than one proxy attends the 2016 Annual General Meeting.

If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each resolution by marking the appropriate boxes on the Proxy Form.

Completed Proxy Forms (together with any authority under which the Proxy Form was signed, or a certified copy of the authority) must be returned by 11am (AEDT) on 23 November 2016:

•	by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2001;

•	personally to Boardroom Pty Limited at Level 12, 225 George Street, Sydney, NSW, 2000;

•	online: www.votingonline.com.au/primabiomedagm 2016; or

•	by facsimile to + 61 (0)2 9290 9655.

Further instructions are on the reverse of the Proxy Form.

Undirected proxies

Where permitted, the Chairman of the Meeting will vote undirected proxies in favour of all Resolutions, even though Resolution 1 is connected with the remuneration of the KMP.

Accordingly, if you want to vote against or abstain from voting on any of these Resolutions, you should direct your proxy how to vote in respect of that Resolution by completing the vote directions in Step 2 of the Proxy Form.

Corporate representatives

A corporation which is a member, or which has been appointed a proxy, may appoint an individual to act as a representative to vote at the 2016 Annual General Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the 2016 Annual General Meeting evidence of his or her appointment unless it has previously been provided to the Share Registry.

VOTING EXCLUSION

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the Chairperson of the Meeting as proxy for a person who is entitled to vote in accordance with a direction on the Proxy Form to vote as the proxy decides.

ENTITLEMENT TO ATTEND AND VOTE AT THE 2016 ANNUAL GENERAL MEETING

All members may attend the 2016 Annual General Meeting. The Directors have determined that for the purposes of voting at the meeting, Shares will be taken to be held by the persons who are registered as the holders of those Shares as at 7pm (AEDT) on 23 November 2016.

Dated: 14 October 2016

By the order of the Board

Deanne Miller

Company Secretary

The accompanying Explanatory Notes and Proxy Form including Voting Instructions form part of this Notice of 2016 Annual General Meeting

PRIMA BIOMED LTD

ACN 009 237 889

EXPLANATORY NOTES TO NOTICE OF 2016 ANNUAL GENERAL MEETING

These Explanatory Notes accompany and form part of the Prima BioMed Ltd Notice of 2016 Annual General Meeting to be held K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia on 25 November 2016 at 11am (AEDT). The Notice of 2016 Annual General Meeting should be read together with these Notes.

BUSINESS

2016 Annual Financial Report

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2016, comprising the Financial Report, the Directors’ Report and the Audit Report. At the Meeting, a representative of the Company’s auditors, PriceWaterhouseCoopers, will be available to answer any questions of the members.

NON-BINDING RESOLUTION

Resolution 1: Non-binding resolution to adopt Remuneration Report

1.1	General

Pursuant to section 250R(2) of the Corporations Act, at the Meeting, the Company must propose a resolution that the Remuneration Report be adopted. The vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 1 is to lay before the members the Company’s Remuneration Report so that members may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act, and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2016.

The Remuneration Report is contained within the 2016 Annual Report. You may access the Annual Report by visiting the Company’s website www.primabiomed.com.au or you may order a hard copy of the Annual Report by phoning +61 (0) 2 9276 1224.

1.2	Voting exclusion statement

A voting exclusion statement is included in the Notice accompanying this Explanatory Note.

1.3	Directors’ recommendation

The Board recommends that members vote in favour of Resolution 1.

ORDINARY RESOLUTIONS

Resolution 2: Re-election of Director – Dr Russell Howard

2.1	General

At each annual general meeting of the Company, an election of Directors, other than the Managing Director, must be held, in accordance with the Company’s Constitution. No Director (except a Managing Director) may retain office for a period in excess of three years without submitting himself or herself for re -election, and in the event that no Director has held office for three years, the longest serving Director must submit himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer himself or herself for re-election. For the purpose of ascertaining the number and identity of the Directors to retire by rotation, a Director appointed by the Directors is not taken into account.

Dr Howard retires by rotation and offers himself for re-election as a Director.

Dr Howard is an Australian scientist, executive manager, and entrepreneur; he was recently the overall winner of the 2014 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely today in molecular biology today called “DNA Shuffling“ or “Molecular Breeding.” He is an inventor of five patents and has over 150 scientific publications.

After earning his PhD in biochemistry from the University of Melbourne, Dr Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institutes of Health in Bethesda, Maryland, where he became a tenured investigator. In industry, Dr Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; was the President and Scientific Director of Affymax, Inc.; and was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome.

As Maxygen’s CEO, Dr Howard led its IPO in 1999 and a secondary offering raising a total of US $260 million in capital. Under Dr Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr Howard started the CleanTech company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies in the USA and Australia. Dr Howard is also currently Executive Chairman of NeuClone Pty Ltd and Head of Commercial Strategy at Genome.One. He was a Director of Circadian Technologies Ltd from 2013 to 2015.

2.2	Directors’ recommendation

The Board (with Dr Howard abstaining) recommends that members vote in favour of Resolution 2.

Resolution 3: Grant of Director Performance Rights to Mr Pete Meyers

3.1	General

The Board intends to issue Mr Meyers and/or his nominee 10,230,350 Performance Rights to subscribe for 10,230,350 fully paid ordinary shares in the Company on the terms and conditions set out in Annexure A to these Explanatory Notes. The Director Performance Rights are proposed to be issued to Mr Meyers as remuneration for his services as director of the Company and in lieu of cash remuneration for Director’s fees.

3.2	Related Party Transactions Generally

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party unless either:

a)	the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or

b)	prior member approval is obtained to the giving of the financial benefit.

The grant of the Director Performance Rights to Mr Pete Meyers constitutes a “financial benefit” as defined in the Corporations Act (section 229).

Section 211 of the Corporations Act provides an exception to Chapter 2E, if the financial benefit is remuneration to a director of a public company and the remuneration is reasonable given the circumstances of the public company and the director.

The Director Performance Rights are being granted to Mr Pete Meyers for the sole purpose of remunerating him for his services as director of the Company, and are not being provided in addition to any cash remuneration (noting however that this does not include cash reimbursements when expenses are incurred under clause 21.8 of the Company’s Constitution). The grant of Director Performance Rights is reasonable to Mr Pete Meyers as the value of the Director Performance Rights will be moderated in accordance with the terms set out in Annexure A. The grant of Director Performance Rights is similarly reasonable to the Company, as the Director Performance Rights will allow for the preservation of cash reserves, and will not substantially dilute the remaining members’ shareholdings.

The directors have therefore formed the view that Resolution 3 is not subject to Chapter 2E of the Corporations Act, as the Director Performance Rights fall under the exception provided for in section 211 of the Corporations Act.

3.3	Listing Rule 10.11

Listing Rule 10.11 requires a listed company to obtain member approval by ordinary resolution prior to the issue of securities (including the grant of options) to a related party of the Company. Mr Pete Meyers is a related party of the Company by virtue of being a director.

Accordingly, approval for the grant of the Director Performance Rights to Mr Pete Meyers is required pursuant to Listing Rule 10.11. If approval is given under Listing Rule 10.11, separate approval is not required under Listing Rule 7.1. The members should therefore note that if the issue of Director Performance Rights to Mr Pete Meyers is approved under Listing Rule 10.11, the issue will not be included in the 15% calculation for the purposes of Listing Rule 7.1.

Listing Rule 10.13 sets out a number of items which must be included in a notice of meeting proposing an approval under Listing Rule 10.1. For the purposes of Listing Rule 10.13, the following information is provided to the members:

a)	the Director Performance Rights will be offered and, if accepted, granted to Mr Pete Meyers and/or his nominee;

b)	the maximum number of Director Performance Rights to be issued is 10,230,350;

c)	the Director Performance Rights will be offered and, if accepted, granted on a date which will be no later than one month after the date of the AGM;

d)	the Director Performance Rights will be granted for in lieu of the payment of Directors fees;

e)	no funds will be raised by the grant of the Director Performance Rights; and

f)	the terms and conditions of the Director Performance Rights are set out in Annexure A to this Explanatory Memorandum.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in granting the Director Performance Rights pursuant to Resolution 3.

The Director Performance Rights are being granted with the consent of the Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

a)	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places;

b)	aligned to the Company’s strategic and business objectives and the creation of member value; and

c)	acceptable and transparent to members.

3.4	Directors’ recommendation

The Board (with Meyers abstaining) recommends that members vote in favour of Resolution 3 as it provides a low cost alternative to remunerate KMP while aligning the Company’s interests with those of Mr Meyers.

SPECIAL RESOLUTION

Resolution 4: Approval for additional capacity to issue shares under ASX Listing Rule 7.1A

4.1	General

Under ASX Listing Rule 7.1A, an eligible listed entity may obtain member approval by way of special resolution to issue an additional 10% of its issued capital by way of placements over a 12 month period after the date of the annual general meeting (10% Placement Facility). This is in addition to the normal 15% that may be issued without member approval under ASX Listing Rule 7.1.

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. As at the date of this Notice, the Company is an eligible entity. The Equity Securities that the 10% Placement Facility can cover are existing quoted securities, namely the Shares.

If members approve Resolution 4, the exact number of Shares that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated as at the date of issue of the Shares in accordance with the formula contained in ASX Listing Rule 7.1A.2.

Resolution 4 is a special resolution and accordingly requires approval of 75% of the votes cast by members present and eligible to vote.

4.2	Description of ASX Listing Rule 7.1A

(a)	Member approval

The ability to issue Equity Securities under the 10% Placement Facility is subject to member approval by way of a special resolution at an annual general meeting.

(b)	Equity Securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company.

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained member approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of issue or agreement:

(A)	plus the number of fully paid ordinary shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid ordinary shares that became fully paid in the 12 months;

(C)	plus the number of fully paid ordinary shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 or 7.4. This does not include an issue of fully paid shares under the entity’s 15% placement capacity without member approval;

(D)	less the number of fully paid ordinary shares cancelled in the 12 months.

D is 10%

E is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of members under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A.

The ability of an entity to issue Equity Securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

As at 13 October 2016, the Company has on issue 2,071,537,809 Shares and therefore has a capacity to issue:

(i)	262,911,296 Equity Securities under ASX Listing Rule 7.1; and

(ii)	203,153,781 Equity Securities under ASX Listing Rule 7.1A.

The actual number of Equity Securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer paragraph (c) above).

(e)	Minimum Issue Price

The issue price of Equity Securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within five trading days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

(f)	10% Placement Period

Member approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)	the date of the approval by members of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX (10% Placement Period).

4.3	Technical information required by ASX Listing Rule 7.3A

For the purposes of ASX Listing Rule 7.3A, the following information is provided in relation to Resolution 4: (a) ASX Listing

Rule 7.3A.1: Minimum Price

In accordance with ASX Listing Rule 7.1A, the Company may only issue Equity Securities under the 10% Placement Facility at a price that is not less than 75% of the VWAP of the Equity Securities calculated over the 15 trading days on which trades in its Equity Securities were recorded immediately before:

(i)	the date on which the issue price of the Equity Securities is agreed; or

(ii)	the issue date (if the Equity Securities are not issued within five trading days of the date on which the issue price is agreed).

(b)	ASX Listing Rule 7.3A.2: Risk of economic and voting dilution

If Resolution 4 is approved by the members and the Company issues Equity Securities under the 10% Placement Facility, there is a risk of economic and voting dilution to existing members. Further, as the market price of the Equity Securities may be significantly lower on the issue date than the date of the Meeting, and because the Equity Securities may be issued at a price that is at a discount to the market price on the issue date, there is a risk that the 10% Placement Facility may raise less funding than it would based on the current market prices.

The table below shows the dilution of existing members on the basis of:

(i)	the market price of Equity Securities and the number of Equity Securities on issue as at the close of trading on the ASX on 10 October 2016;

(ii)	two examples where the number of Equity Securities on issue has increased by 50% and 100% respectively; and

(iii)	two examples where the market price of Equity Securities has decreased by 50% or increased by 100%.

		Dilution
		0.019	0.038	0.076
Variable A in Listing Rule 7.1.A.2		50% decrease in Issue Price	Issue Price	100% increase in Issue Price
Current Variable A 2,031,537,809	10% Voting Dilution	203,153,781	203,153,781	203,153,781
	Funds Raised	$3,859,922	$7,719,844	$15,439,687
50% increase in current Variable A 3,047,306,713.50	10% Voting Dilution	304,730,671	304,730,671	304,730,671
	Funds Raised	$5,789,883	$11,579,766	$23,159,531
100% increase in current Variable A 4,063,075,618	10% Voting Dilution	406,307,562	406,307,562	406,307,562
	Funds Raised	$7,719,844	$15,439,687	$30,879,375

The table has been prepared on the following assumptions, and the Company does not represent that they will necessarily occur:

(i)	the Company issues the maximum number of Equity Securities available under the 10% Placement Facility;

(ii)	no options are exercised into Equity Securities or Equity Securities otherwise issued under an exception in ASX Listing Rule 7.2 or with the approval of members under ASX Listing Rules 7.1 and 7.4 before the date of the issue of the Equity Securities;

(iii)	the table only demonstrates the effect of the issues of Shares under ASX Listing Rule 7.1A, not under the 15% placement capacity under ASX Listing Rule 7.1;

(iv)	the table does not show the dilution that any one particular member will be subject to and that all members should consider the dilution caused to their own shareholding depending on their specific circumstances; and

(v)	the Issue Price is $0.038, being the closing Share price on ASX on 10 October 2016; and

(vi)	the 77,378,693 Options exercisable at $0.20 or before 19 June 2017 are not exercised.

(c)	ASX Listing Rule 7.3A.3: Date of issue

Member approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the Meeting until the earlier to occur of:

(i)	the date that is 12 months after the date of the Meeting; and

(ii)	the date of the approval by members of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking).

The approval under ASX Listing Rule 7.1A will cease to be valid in the event the members approve a transaction under ASX Listing Rules 11.1.2 or 11.2.

(d)	ASX Listing Rule 7.3A.4: Purpose of issue

As at the date of this Notice, the Company has not formed an intention to issue any Shares under ASX Listing Rules 7.1A to any particular person or at any particular time.

Some of the purposes for which the Company may issue Shares under the 10% Placement Facility include (but are not limited to):

(i)	raising funds to be applied to the Company’s working capital requirements;

(ii)	acquiring assets, licensing or collaboration agreements which would involve the Company issuing the Shares for non-cash consideration. In such circumstances, the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; and

(iii)	paying suppliers or consultants of the Company.

Details regarding the purposes for which any particular issue under the 10% Placement Facility is made will be more fully detailed in an announcement to the ASX made pursuant to ASX Listing Rules 7.1A.4 and 3.10.5A at the time the issue is made.

(e)	ASX Listing Rule 7.3A.5: Allocation policy for issue

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees under the 10% Placement Facility will be determined on a case-by-case basis having regard to the factors including the following:

(i)	the capital raising and acquisition opportunities available to the Company and any alternative methods for raising funds or acquiring assets that are available to the Company;

(ii)	the effect of the issue of the Equity Securities on the control of the Company;

(iii)	the financial situation and likely future capital requirements of the Company; and

(ii)	advice from corporate, financial and broking advisors (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice and may include existing substantial members and/or new members (such as professional and sophisticated investors), but the allottees must not include any Directors, Related Parties or associates of a Related Party of the Company without specific member approval.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 and 3.10.5A upon issue of any Shares under the 10% Placement Facility.

(f)	Specific information required by Listing Rule 7.3A.6(a)

The total number of equity securities issued in the 12 months preceding the date of the meeting, and the percentage they represent of the total number of equity securities on issue at the commencement of that 12 month period is outlined below:

Equity securities issued prior 12 month period	117,858,092
% previous issues representative of total number of equity securities on issue at commencement of 12 month period	5.84%

(g)	Specific information required by Listing Rule 7.3A.6(b)

The details of all issues of equity securities during the 12 months preceding the date of the meeting is outlined in Annexure B of this Explanatory Statement:

(h)	ASX Listing Rule 7.3A.7: Voting exclusion statement

A voting exclusion statement is included in the Notice accompanying this Explanatory Statement. As at the date of this Notice, the Company has not approached any particular member or an identifiable class of existing members to participate in the issue of Shares. On that basis, no existing member’s vote will be excluded under the voting exclusion in the Notice.

4.4	Directors’ recommendation

The Board recommends that members vote in favour of Resolution 4.

GLOSSARY

In these Explanatory Notes, the following words have the following meanings:

ASX means ASX Limited ACN 008 624 691;

ASX Listing Rules means the listing rules of ASX;

Board means the board of Directors from time to time, as the context requires;

Corporations Act means the Corporations Act 2001 (Cth);

Company means Prima BioMed Ltd ACN 009 237 889;

Director means a director of the Company;

Equity Securities has the meaning set out in the Listing Rules;

KMP means a member of the key management personnel named in the Remuneration Report;

Meeting means this Annual General Meeting;

Options means an option over an unissued Share;

Related Party has the meaning set out in the ASX Listing Rules;

Remuneration Report means the Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2016; and

Shares means ordinary shares in the Company.

Annexure A

Terms and Conditions of Director Performance Rights to be issued to Mr Pete Meyers

Number of Performance Rights	10,023,350. Calculated based on 3.67 years directors’ fees of $105,000 per annum divided by $0.0384 (being the 5 day VWAP up to and including 9 September 2016).

Vesting Conditions	Service Only.

Tranche1	1,814,249. 1 October 2017. (Being service from 1 February 2017 to 30 September 2017);

Tranche2	2,736,367. 1 October 2018. (Being service from 1 October 2017 to 30 September 2018);

Tranche3	2,736,367. 1 October 2019. (Being service from 1 October 2018 to 30 September 2019);

Tranche4	2,736,367. 1 October 2020. (Being service from 1 October 2019 to 30 September 2020);

Expiry Date	The Performance Rights will expire, if not exercised, one year after Vesting Date.

Price of Performance Rights	Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exerciseable at nil cost.

Lapse/forfeiture

Performance Rights issued will lapse on the earliest of:

The Expiry Date;

Any date the Board determines that the vesting conditions are not met and cannot be met;

The Director dealing in respect of the Performance Rights in contravention of the dealing or hedging restrictions; and

The Board determining that Mr Meyers has acted dishonestly, fraudulently or in material breach of his material obligations to the Company.

Change of control	On the occurrence of a Change of Control (as defined under the Corporations Act), The remaining unvested portion of the Performance Rights will immediately vest.

Cessation of employment	Pro-rata vesting as to service provided relative to the Vesting Conditions.

No dealing or hedging	Dealing restrictions apply to Performance Rights in accordance with Company’s Securities trading policy. The Director is prohibited from hedging or otherwise protecting the value of any unvested Performance Rights held.

Rights attaching to shares	Shares issued on exercise of Performance Rights will rank equally for dividends and other entitlements and rank equally with existing ordinary Shares on issue at the time of allotment.

Company may issue or acquire shares	For the avoidance of doubt the Company may, in its absolute discretion, either issue new shares or acquire shares already on issue, or a combination of both, to satisfy the Company’s obligations.

Loans	No loan will be provided by the Company in relation to the grant or exercise of the Performance Rights.

Adjustments	Prior to the allocation of Shares upon vesting or exercise of Performance Rights, the Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction.

Change of rights in event of reorganization of capital	In accordance with Listing Rule 6.16, Mr Meyers’ rights in respect of the Director Performance Rights will be changed to the extent necessary to comply with the listing rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities	In accordance with Listing Rule 6.19, the Director Performance Rights do not provide a right to participate in any new issues of Company securities unless and until any vested Director Performance Rights are exercised.

Transfer on death	Vested Performance Rights are only transferable by force of law upon death to the Director’s legal personal representative.

Annexure B – To the Prima BioMed Explanatory Memorandum

Date of Issue:	30 October 2015

Number issued:	a) 40,000,000 Ordinary Shares b) 793,103 Warrants

Class/ Type of equity security:	a) Fully paid Ordinary Shares b) Warrants

Summary of terms:

a) Ordinary Shares will rank pari passu with existing Ordinary Shares

b) The Warrants are exercisable at $0.057 per Warrant into Ordinary Shares on or before 30 October 2020. The Warrants will not be quoted. On exercise of the Warrants, the Ordinary Shares issued will rank pari passu with the then existing Ordinary Shares.

Name of persons who received securities or basis on which persons was determined:	a) An Australian Institutional Investor b) Trout Group LLC

Price:	a) $0.05 per Ordinary Share b) Warrants were issued for nil cash consideration for the provision of investor relations services in the US to the Company.

Discount to market price:	Not applicable

Total cash consideration received:	$2,000,000

Amount of cash consideration spent:	$2,000,000

Use of consideration:	a) The purpose of the issue of the Ordinary Shares was to raise capital for general corporate and working capital purposes.

Current value of that non-cash consideration	$42,526.49

Date of Issue:	29 December 2015

Number issued:	1,538,462 Performance Rights

Class/ Type of equity security:	Performance Rights

Summary of terms:	Performance Rights granted as Short Term Incentives under the Executive Incentive Plan with vesting conditional on meeting various individually set KPIs and continued employment until 1 December 2016. On vesting of the Performance Rights it will rank pari passu with the then existing Ordinary Shares.

Name of persons who received securities or basis on which persons was determined:	Prima BioMed executives and employees under the Executive Incentive Plan.

Price:	Nil

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Use of consideration:	Not applicable

Current value of that non-cash consideration	$76,923.10

Date of Issue:	7 March 2016

Number issued:	a) 3,333,333 Ordinary Shares b) 3 Ordinary Shares (Options Exercise) c) 1,486,326 Performance Rights d) 1,026,272 Warrants

Class/ Type of equity security:	a) Fully paid Ordinary Shares b) Fully paid Ordinary Shares following the exercise of quoted options (Options Exercise) c) Performance Rights d) Warrants

Summary of terms:

a) Ordinary Shares will rank pari passu with existing Ordinary Shares

b) Ordinary Shares will rank pari passu with existing Ordinary Shares

c) Performance Rights granted as Short Term Incentives under the Executive Incentive Plan with vesting conditional on meeting various individually set KPIs and continued employment until 5 August 2017. On vesting of the Performance Rights it will rank pari passu with the then existing Ordinary Shares.

d) The Warrants are exercisable at $0.04 per Warrant into Ordinary Shares on or before 7 March 2021. The Warrants will not be quoted. On exercise of the Warrants, the Ordinary Shares issued will rank pari passu with the then existing Ordinary Shares.

Name of persons who received securities or basis on which persons was determined:

a) Issued upon vesting of unlisted Performance Rights issued on 5 August 2015 pursuant to the Prima Biomed Executive Incentive Plan.

b) Shares issued on exercise of quoted options.

c) Prima BioMed executives and employees under the Executive Incentive Plan.

d) Trout Group LLC

Price:

a) Nil

b) $0.20 per Share (with respect to the Shares issued following the Options Exercise)

c) Nil

d) Warrants were issued for nil cash consideration for the provision of investor relations services in the US to the Company.

Discount to market price:	Not applicable

Total cash consideration received:	$0.60

Amount of cash consideration spent:	$0.60

Use of consideration:	Not applicable

Current value of that non-cash consideration	$257,322.51

Date of Issue:	2 September 2016

Number issued:	a) 7,333,333 Ordinary Shares b) 3 Ordinary Shares (Options Exercise)

Class/ Type of equity security:	a) Fully paid Ordinary Shares b) Fully paid Ordinary Shares following the exercise of quoted options (Options Exercise)

Summary of terms:	a) Ordinary Shares will rank pari passu with existing Ordinary Shares b) Ordinary Shares will rank pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	a) Exercise of performance rights issued under the Executive Incentive Plan b) Shares issued on Options Exercise.

Price:	a) nil b) $0.20 per Share (with respect to the Shares issued following the Options Exercise)

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$344,666.67

Date of Issue:	4 October 2016

Number issued:	2,573,529 Ordinary Shares

Class/ Type of equity security:	Fully paid Ordinary Shares

Summary of terms:	Ordinary Shares will be issued on conversion of performance rights for nil consideration and rank pari passu with existing Ordinary Shares.

Name of persons who received securities or basis on which persons was determined:	Mr. Pete Meyers

Price:	Nil

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Mr. Meyers exercises 3rd tranche of his performance rights which vested to him i.e. 2,573,529 to convert to ordinary shares, in accordance with the shareholder approval received at the AGM on 14 December 2014.

Current value of that non-cash consideration	$95,220.57

All Correspondence to:
By Mail	Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia
By Fax:	+61 2 9290 9655
Online:	www.boardroomlimited.com.au
By Phone:	(within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded before 11:00am (AEDT) on Wednesday 23 November 2016.

TO VOTE ONLINE	BY SMARTPHONE

STEP 1: VISIT www.votingonline.com.au/primabiomedagm2016 STEP 2: Enter your Postcode OR Country of Residence (if outside Australia) STEP 3: Enter your Voting Access Code (VAC):	Scan QR Code using smartphone QR Reader App

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.

If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company’s securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the company’s securities registry.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders should sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by 11:00am (AEDT) on Wednesday, 23 November 2016. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the enclosed Reply Paid Envelope or:

Online	www.votingonline.com.au/primabiomedagm2016

By Fax	+ 61 2 9290 9655

By Mail	Boardroom Pty Limited
GPO Box 3993,
Sydney NSW 2001 Australia

In Person	Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

Prima Biomed Ltd

ACN 009 237 889

☐	Your Address
This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X” and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes.
Please note, you cannot change ownership of your securities using this form.

PROXY FORM

STEP 1	APPOINT A PROXY

I/We being a member/s of Prima Biomed Ltd (Company) and entitled to attend and vote hereby appoint:

☐	the Chair of the Meeting (mark box)

OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of the Company to be held at K&L Gates, Level 31, 1 O’Connell Street, Sydney NSW 2000 on Friday, 25 November 2016 at 11:00am (AEDT) and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

Chair of the Meeting authorised to exercise undirected proxies on remuneration related matters: If I/we have appointed the Chair of the Meeting as my/our proxy or the Chair of the Meeting becomes my/our proxy by default and I/we have not directed my/our proxy how to vote in respect of Resolutions 1 & 3, I/we expressly authorise the Chair of the Meeting to exercise my/our proxy in respect of these Resolutions even though Resolutions 1 & 3, are connected with the remuneration of a member of the key management personnel for the Company.

The Chair of the Meeting will vote all undirected proxies in favour of all Items of business (including Resolutions 1 & 3). If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the ‘Against’ or ‘Abstain’ box opposite that resolution.

STEP 2	VOTING DIRECTIONS
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.
		For	Against	Abstain*
Resolution 1	To Adopt the Remuneration Report	☐	☐	☐

Resolution 2	Re-election of Director – Dr Russell Howard	☐	☐	☐

Resolution 3	Grant of Director Performance Rights to Mr Pete Meyers	☐	☐	☐

Special Resolution

Resolution 4	Approval of additional capacity to issue shares under ASX Listing Rule 7.1A	☐	☐	☐

STEP 3	SIGNATURE OF SHAREHOLDERS
This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ / 2016